Exhibit 16.1

August 6, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

U.S.A.

We have read TPCO Holding Corp.’s statements under the section “Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” (the “Section”) included in its Initial Registration Statement on Form 10 dated August 6, 2021, and agree with such statements as it relates to us. In addition, we have no basis on which to agree or disagree with the statements that the newly engaged independent auditors did not consult on any financial or accounting reporting matters in the period before their appointment as set forth in the statements included under this Section. We also note, we were the outside auditor of TPCO Holding Corp and were only independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Yours truly,

/s/ Deloitte LLP